Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

		Year ended December 31
	2016	2015	2014	2013	2012
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$811	$1,766	$1,239	$1,207	$800
Plus:
Fixed charges exclusive of capitalized interest	215	211	278	282	279
Amortization of capitalized interest	6	6	5	5	5
Adjustments for equity affiliates	7	77	5	9	12
Total	$1,039	$2,060	$1,527	$1,503	$1,096

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$125	$124	$186	$195	$209
Rentals - portion representative of interest	90	87	92	87	70
Fixed charges exclusive of capitalized interest	215	211	278	282	279
Capitalized interest	8	9	16	10	8
Total	$223	$220	$294	$292	$287

Ratio of earnings to fixed charges	4.7	9.4	5.2	5.1	3.8

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.